SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 14 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 448579102	13D	Page 2 of 14 Pages
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1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Westamerica Bank, solely as trustee of the trust listed on Appendix A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 520,587*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 520,587*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,587*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,944,728 shares of Common Stock outstanding as of October 29, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.4% of the total voting power of the Common Stock as of October 29, 2010. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 29, 2010 which is comprised of 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited (“CIBC”) with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), and the Amendment No. 1 to Schedule 13D filed by CIBC with respect to the Issuer on September 9, 2010 (“Amendment No. 1”). The Original Schedule 13D, as amended by Amendment No. 1, is referred to as the “Schedule 13D”. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first two paragraphs thereof and replacing such paragraphs with the following:

(a)-(c) This Schedule 13D is being filed by Westamerica Bank (the “Reporting Person”), solely in the capacity as trustee of the trust listed on Appendix A hereto.

The address of the principal business and principal office of the Reporting Person is 4550 Mangels Blvd., MAC A-2K, Fairfield, California 94534. The Reporting Person is principally engaged in the business of investing the assets of the trust for the benefit of the beneficiary of the trust.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety and replaced with the following:

On January 1, 2011, CIBC, solely in the capacity as trustee of the non-U.S. situs trusts listed on Appendix A to the Original Schedule 13D and pursuant to the terms of the trust documents, distributed 520,587 shares of Class B Common Stock to a newly created sub-trust listed on Appendix A hereto, which represented all of the shares of Class B Common Stock held by CIBC in such capacity. No consideration was paid in connection with the distributions, and the distributions by CIBC of shares of Class B Common Stock to the newly created sub-trust listed on Appendix A hereto constitute a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. On January 4, 2011, CIBC resigned as trustee of the trust listed on Appendix A hereto and the Reporting Person was appointed as trustee of such trust. Because CIBC has resigned as trustee of the trust listed on Appendix A hereto, it is no longer a reporting person for the shares of Class B Common Stock held by such trust. No consideration was paid in connection with the appointment of the Reporting Person as trustee of the trust listed on Appendix A hereto and such appointment

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constitutes a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. The Reporting Person has executed joinders to the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, and is thereby subject to the provisions of such agreements. Accordingly, the shares remain shares of Class B Common Stock after the distributions and appointment of the Reporting Person as trustee.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

On January 1, 2011, CIBC, solely in the capacity as trustee of the non-U.S. situs trusts listed on Appendix A to the Original Schedule 13D and pursuant to the terms of the trust documents, distributed 520,587 shares of Class B Common Stock to a newly created sub-trust listed on Appendix A hereto, which represented all of the shares of Class B Common Stock held by CIBC in such capacity. No consideration was paid in connection with the distributions, and the distributions by CIBC of shares of Class B Common Stock to the newly created sub-trust listed on Appendix A hereto constitute a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. On January 4, 2011, CIBC resigned as trustee of the trust listed on Appendix A hereto and the Reporting Person was appointed as trustee of such trust. Because CIBC has resigned as trustee of the trust listed on Appendix A hereto, it is no longer a reporting person for the shares of Class B Common Stock held by such trust. No consideration was paid in connection with the appointment of the Reporting Person as trustee of the trust listed on Appendix A hereto and such appointment constitutes a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. The Reporting Person has executed joinders to the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, and is thereby subject to the provisions of such agreements. Accordingly, the shares remain shares of Class B Common Stock after the distributions and appointment of the Reporting Person as trustee.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

Schedule A attached to this Amendment No. 2 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Person.

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Schedule B attached to this Amendment No. 2 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 2 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Person and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members.

The distribution of shares of Class B common stock by CIBC to the newly created sub-trust listed on Appendix A hereto and the appointment of the Reporting Person as trustee of such trust did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

On January 1, 2011, CIBC, solely in the capacity as trustee of the non-U.S. situs trusts listed on Appendix A to the Original Schedule 13D and pursuant to the terms of the trust documents, distributed 520,587 shares of Class B Common Stock to a newly created sub-trust listed on Appendix A hereto, which represented all of the shares of Class B Common Stock held by CIBC in such capacity. No consideration was paid in connection with the distributions, and the distributions by CIBC of shares of Class B Common Stock to the newly created sub-trust listed on Appendix A hereto constitute a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. On January 4, 2011, CIBC resigned as trustee of the trust listed on Appendix A hereto and the Reporting Person was appointed as trustee of such trust. Because CIBC has resigned as trustee of the trust listed on Appendix A hereto, it is no longer a reporting person for the shares of Class B Common Stock held by such trust. No consideration was paid in connection with the appointment of the Reporting Person as trustee of the trust listed on Appendix A hereto and such appointment constitutes a “permitted transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation. The Reporting Person has executed joinders to the Amended and Restated Global Hyatt Agreement and the Amended and Restated Foreign Global Hyatt Agreement, and is thereby subject to the provisions of such agreements. Accordingly, the shares remain shares of Class B Common Stock after the distributions and appointment of the Reporting Person as trustee.

All references to the number of shares outstanding are as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. The information set forth in this Amendment No. 2, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 44,478,728 shares of Class A Common Stock outstanding as of October 29, 2010, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with respect to the percentage of shares of Class B Common Stock

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beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 173,944,728 shares of Common Stock outstanding as of October 29, 2010. The information with respect to the percentage of total voting power is based on 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010 and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

The Reporting Person, together with certain other members of the Pritzker Family Group, is party to the Global Hyatt Agreement (as defined below), the Foreign Global Hyatt Agreement (as defined below) and the 2009 Registration Rights Agreement (as defined below) relating to the Common Stock of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following at the end of the section titled “Amended and Restated Foreign Global Hyatt Agreement”:

On January 4, 2011, the Reporting Person executed a joinder to, and thereby became subject to the provisions of, the Foreign Global Hyatt Agreement.

Item 6 of the Schedule 13D is amended and supplemented to add the following:

Amended and Restated Global Hyatt Agreement

On October 1, 2009, certain of the Separately Filing Group Members and the adult beneficiaries of the U.S. Situs Trusts, entered into the Amended and Restated Global Hyatt Agreement (the “Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. Contemporaneous with the Distribution, certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Global Hyatt Agreement. On January 4, 2011, the Reporting Person executed a joinder to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

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The parties to the Global Hyatt Agreement agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the Issuer’s fully diluted shares of Common Stock is owned by persons other than Pritzker family members and spouses (including any U.S. Situs Trusts or non-U.S. situs trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses) (the “Lock-Up Expiration Date”), all Pritzkers (as defined in the Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote all of their voting securities consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker)). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a “beneficiary group” (as defined below) (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. In connection with the IPO, the independent directors of the Issuer unanimously waived such 25% limitation with respect to shares sold in the IPO and U.S. Situs Trusts for the benefit of each beneficiary group collectively sold 26.7% of the beneficiary groups’ aggregate holdings of the Common Stock in the IPO. No additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of the co-trustees of the U.S. Situs Trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John

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A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Disputes that relate to the subject matter of the Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Global Hyatt Agreement does not apply with respect to the manner in which the Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

The summary of the Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Global Hyatt Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented to add the following exhibits:

Exhibit 4	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

Exhibit 5	Secretary’s Certificate of Westamerica Bank evidencing authority of the signatory to sign and file Schedule 13Ds and related documents on behalf of Westamerica Bank.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2011

Westamerica Bank, solely as trustee of the trust listed on Appendix A.

By:	/s/ Sherry Graziano______________________
Sherry Graziano
Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such person to sign and file this Amendment No. 2 on behalf of Westamerica Bank is filed as Exhibit 5 to this Amendment No. 2.

[Signature Page to Amendment No. 2 to Schedule 13D]

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Appendix A

Name of Trust	Jurisd. of Org.
1740 Trust RSP	United States

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Schedule A

Certain Information Regarding the

Reporting Person1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Westamerica Bank, solely in the capacity as trustee of the trust listed on Appendix A.	—	—	520,587	0.4%	0.3%	0.4%

[1]	All references to the number of shares outstanding are as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,478,728 shares of the Class A Common Stock outstanding as of October 29, 2010.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 29, 2010, which is comprised of 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.0%	3.0%	3.8%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.6%	2.7%	3.5%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,044,396	13.9%	10.4%	13.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	5,846,633	4.5%	3.4%	4.4%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	7,055,432	5.4%	4.1%	5.3%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	—	—	—	—

[1]	All references to the number of shares outstanding are as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,478,728 shares of the Class A Common Stock outstanding as of October 29, 2010, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of October 29, 2010.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 29, 2010,, which is comprised of 44,478,728 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010 by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010 by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

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Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	6.6%	4.9%	6.4%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	1,651	*	8,731,294	6.7%	5.0%	6.5%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	7.7%	5.8%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	9,524,762	7.4%	5.5%	7.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	16,879,919	13.0%	9.7%	12.6%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	9,316,593	7.2%	5.4%	7.0%
Trustee of the Richard Pritzker Family Trusts	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	10,121	*	104,353,914	80.6%	60.0%	77.9%

*	Less than 1% beneficial ownership

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CERTIFICATE OF SECRETARY

The undersigned, not individually, but solely in the undersigned’s capacity as the Secretary of Westamerica Bank, a California corporation (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Signatory	Signature
Sherry Graziano	/s/ Sherry Graziano

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 4th day of January, 2010.

/s/ Kris Irvine
Kris Irvine, VP/Corporate Secretary
Secretary of Westamerica Bank